Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

LINN Energy
LINNCo

NASDAQ:LINE · NASDAQ:LNCO

Berry Petroleum Company

a different kind of oil & natural gas company

people
strategy
assets

Merger Overview December 2013

Forward-Looking Statements
and Risk Factors
Statements made in these presentation slides and by representatives of LINN
Energy, LLC, LinnCo, LLC and Berry Petroleum Company (collectively, the
“Companies”) during the course of this presentation that are not historical facts are forward-looking statements.  These statements are based on certain assumptions and expectations made by the Companies which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, future distributions, future growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Companies, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements.  These include risks relating to financial performance and results, the integration of Berry’s business and operations with those of LINN Energy, indebtedness under the companies’ credit facilities and Senior Notes, access to capital markets, availability of sufficient cash flow to pay distributions and execute our business plan, prices and demand for natural gas, oil and natural gas liquids, the Companies’ ability to replace reserves and efficiently develop current reserves, LINN Energy’s ability to make acquisitions on economically acceptable terms, the regulatory environment, availability of connections and equipment and other important factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
See “Risk Factors” in LINN Energy, LinnCo and Berry’s 2012 Annual Report
on Form 10-K, Forms 10-Q, Registration Statement on Form S-4,  each as amended, and any other public filings.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.  The market data in this presentation has been prepared as of November 29, 2013, except as otherwise noted.

Transaction Overview Mark E. Ellis LINN Energy Chairman, President and CEO

Transaction Overview
Consideration
LinnCo to acquire Berry for 1.68 common shares of LinnCo
Transaction Value
~$4.9 billion (includes assumed debt)
Premium
~14% to Berry’s closing price on November 1, 2013
~24% to Berry’s 30-day average on November 1, 2013
~45% to Berry’s closing price on February 20, 2013 (day prior to announcement)
Key Conditions
Subject to shareholder / unitholder approval of Berry, LINN Energy, and LinnCo
Timing
Shareholder / unitholder meetings December 16, 2013
Expected closing to be immediately after

ISS
(1)
Recommendation
LINN / LNCO
ISS recommends a vote FOR all LINN Energy and LinnCo’s proposals
Believe “support for the merger is warranted”
(1) Institutional Shareholder Services Inc.
ISS Recommendation
BRY
ISS recommends Berry holders vote FOR proposed merger with LINN Energy
Believe the deal “is warranted given… the transaction’s compelling strategic rationale”

Expected Benefits to LINN

Expected to be accretive to cash available for distribution
Improves diversification, scale and growth potential
Increases LINN’s production by ~30%
Increases LINN’s liquids exposure
o
Berry’s reserves are ~75% liquids
Significant California position
o
Upon closing, LINN will be the 5th largest producer in California
Significant operational and field synergies in the Permian Basin
Berry’s long-life, low-decline, mature assets fit well
~15% decline rate
Reserve life of >18 years
Significant additional resources
Estimate Berry’s probable and possible reserves total ~630 MMBoe
All stock consideration and greatly increased size result in significantly improved debt metrics

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

LINN Energy And Berry Petroleum

ND
Uinta Basin
MI
WY
Piceance Basin
IL
CA
UT
CO
KS
OK
East Texas
NM
California
TX
Corporate Headquarters (Houston)
LA
Permian Basin

LINN Energy IPO in 2006 with initial
enterprise value of ~$713 million
Completed or announced 60 transactions
for ~$15 billion
(1)
Large, long-life diversified reserve base
LINN Energy And Berry Petroleum
($ in billions)
Current
(2)
PF Berry
(2)(3)
Equity market cap $7.1 $10.3
Total net debt 7.1 8.8
Enterprise value $14.2 $19.1
($ in billions)
Current
(4)
PF Berry
(3)(4)
Total proved reserves ~832 MMBoe ~1,107 MMBoe
% proved developed 64% 62%
% liquids 47% 54%
Reserve life-index ~17 years ~17 years
Gross productive wells
(5)
~16,000 ~19,000
LINN Operations
Berry Operations
East Goldsmith
Field Acquisition
(1)
Includes pending Berry Petroleum (“Berry”) transaction and 15 acquisitions comprising the Appalachian Basin properties sold in July 2008.
(2)
Pro forma for the East Goldsmith Field acquisition and $500 million term loan facility.
(3) Pro forma for pending merger with Berry, with an implied value of ~$4.9 billion as of the day prior to the updated exchange ratio, or November 1, 2013, which remains subject to closing conditions, including shareholder and unitholder approval.
(4)
Pro forma for the East Goldsmith Field acquisition and Panther divestiture.
(5)
Well count does not include ~2,500 royalty interest wells.
Note: Market data as of November 29, 2013 (LINE and LNCO closing prices of $30.42 and $31.18, respectively). Unless noted otherwise, all operational and reserve data as of December 31, 2012. Estimates of proved reserves for the East Goldsmith Field acquisition were calculated as of the effective date of the acquisition using forward strip oil and natural gas prices, which differ from estimates calculated in accordance with SEC rules and regulations. Estimates of proved reserves for the East Goldsmith Field acquisition based solely on data provided by seller.

MLP and Independent E&P
Size Rankings
LINN is one of the largest MLP and independent E&P companies
8
th
largest public MLP / LLC
(1)
12
th
largest domestic independent oil & natural gas company
(1)

Note: Market data as of November 29, 2013 (LINE closing price of $30.42). Source: Bloomberg.
(1) Pro forma for pending Berry transaction, which remains subject to closing conditions, including shareholder and unitholder approvals.
Rank Master Limited Partnership Enterprise Value ($MM) Rank Independent E&P Enterprise Value ($MM)
1. Enterprise Products Partners $76,565 1. ConocoPhillips $107,396
2. Energy Transfer Equity $57,957 2. Occidental Petroleum Corp. $80,511
3. Kinder Morgan Energy Partners $56,697 3. Anadarko Petroleum Corp. $56,278
4. Energy Transfer Partners $43,583 4. EOG Resources Inc. $50,035
5. Williams Partners $30,856 5. Apache Corp. $46,200
6. Plains All American Pipeline $25,850 6. Chesapeake Energy Corp. $34,834
7. Plains GP Holdings LP $23,185 7. Marathon Oil Corporation $31,454
8. LINN Energy LLC $19,121 8. Devon Energy Corporation $30,360
9. ONEOK Partners $17,788 9. Noble Energy Inc. $28,701
10. Enbridge Energy Partners $17,151 10. Pioneer Natural Resources Co. $26,937
11. Magellan Midstream Partners $16,558 11. Continental Resources Inc. $24,321
12. Markwest Energy Partners $15,138 12.
Linn Energy LLC (PF Berry)
$19,121
13. Access Midstream Partners $14,210 13. Range Resources Corp. $15,757
14. Cheniere Energy Partners $14,445 14. EQT Corp. $15,730
15. El Paso Pipeline Partners $13,345 15. Cabot Oil & Gas Corp. $15,671
16. Western Gas Equity Partners $12,379 16. Southwestern Energy Co. $15,492
17. Buckeye Partners $11,267 17. Concho Resources Inc. $14,577
18. Boardwalk Pipeline Partners $10,359 18. Murphy Oil Corp. $14,210
19. Sunoco Logistics Partners $9,779 19. Denbury Resources Inc. $9,364
20. Spectra Energy Partners $9,451 20. Cimarex Energy Co. $9,109
21. Western Gas Partners $8,854 21. Whiting Petroleum Corp. $9,053
22. Targa Resources Partners $8,472 22. QEP Resources Inc. $8,999
23. Regency Energy Partners $8,382 23. Cobalt International Energy $8,899
24. Atlas Energy LP $7,657 24. MDU Resources Group Inc. $7,589
25. Nustar Energy LP $6,644 25. SM Energy Co. $7,532
(1)

Strong, Diversified Reserve Base
Oil Proved Reserves Increase ~185 MMBbls
LINN Energy
~832 MMBoe
(~47% Liquids)
LINN Energy + Berry PF
~1,107 MMBoe
(~54% Liquids)

Mid- Con
33%
Green River
20%
Hugoton
20%
Permian
12%
California
4%
Michigan
5%
Williston/
Powder River
4%
E. Texas
2%
Mid- Con
25%
Green River
15%
Hugoton
15%
Permian
15%
California
14%
Rocky
Mountains
7%
Michigan
4%
Williston/
Powder River
3%
E. Texas
2%

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

($'s in billions)

Screened 189
opportunities
Bid 41 for
~$10.1 billion
Closed 13 for
~$1.4 billion
Screened 122
opportunities
Bid 31 for
~$7.5 billion
Closed 12 for
~$1.5 billion
Note: “Asset Acquisitions” based on total consideration.
(1) Includes pending Berry transaction, which remains subject to closing conditions, including shareholder and unitholder approval.
(1)
Historical Acquisitions and Joint Venture

Screened 246
opportunities
Bid 20 for
~$9.2 billion
Closed 7 for
~$2.9 billion
2010 2011 2012
Total ~$11.3 Billion Since 2010
YTD 2013
(1)
Screened 223
opportunities
Bid 10 for
~$7.9 billion
Closed or announced
3 for ~$5.5 billion
Asset Acquisitions Pending Berry Transaction
LINN Has Created an Acquisition
Machine
$4.9
$0.6
$1.4
$1.5
$2.9
$5.5
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
2010 2011 2012
2013TD

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

[redacted]

($'s in millions)

~$15 billion in acquisitions across 60 separate transactions
(1)
Strong record of:
(2)
Growth Through Accretive
Acquisitions
Value of Acquisitions Per Year
(1)
Evaluating acquisitions
Integrating assets
Pursuing multiple acquisitions simultaneously
$452
$2,627
$601
$1,367
$1,513
$2,850
$566
$4,911
$52 $78
$202
$654
$3,281
$3,882
$4,000
$5,367
$6,880
$9,730
$15,207
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
$14,000
$16,000
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013TD
Cumulative Acquisitions Acquisitions Completed In Year C-Corp Acquisition
(1) Includes pending Berry transaction and 15 acquisitions comprising the Appalachian Basin properties sold in July 2008. Berry transaction subject to closing conditions, including shareholder and unitholder approval.
(2) Includes pending Berry transaction, which remains subject to closing conditions, including shareholder and unitholder approval.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Acquisition Acreage
Proved Location Area
PROB Location Area
Ector County
FEET
0
5,000'

East Goldsmith Area
Robertson
Fullerton
Eumont
Andrews
Langlie Mattix
Fuhrman-Mascho
NEW MEXICO
TEXAS
Midland Basin
Keystone
Central Basin Platform
Loving
Winkler
Ector
Cowden, N.
Delaware Basin
Goldsmith
Ward-Estes
Waddell
Ward
Crane
Sand Hills
McElroy

Central Basin Platform
Asset Overview
Net production ~4,800 Boe/d
Proved reserves of ~30 MMBoe (~70% oil)
o
Large infill drilling inventory
Reserves-to-production ratio of ~17 years
~98% operated working interest
124 producing wells on 6,250 net acres
o
Majority held by production
Asset provides both short and long-term
upside potential
Expect to drill ~300 wells over the next 4-5 years
o
Proven downspacing from 40 acres to 10 acres
Future horizontal Clearfork potential
Future Clearfork waterflood
o
Additional reserve potential of ~24 MMBoe
CO
2
flood potential in Glorieta, San Andres and Holt
intervals

East Goldsmith Field – $525 million acquisition of
properties located in the Central Basin Platform of
the Permian Basin closed on October 31.
Recent Permian Acquisition (Q3’13)
East Goldsmith Field

Efficiently integrated 60 separate transactions across multiple basins
Currently operate:
~70% of wells
15 total operated rigs running
o
8 rigs focusing on horizontal drilling
7 primary operated regions
Strong track record of operational performance
Operate ~210 horizontal wells in the Granite Wash
o
Reduced drilling costs by ~14% year-to-date
o
Reduced cycle times in the Granite Wash from ~54 days in 2011 to ~35 days currently
Operate ~370 wells in the Permian Basin
o
Reduced drilling costs by ~15% year-to-date
o
Reduced cycle times in the Wolfberry play from ~89 days in 2011 to ~54 days currently
Implemented >320 maintenance and optimization projects since assuming operations in the Hugoton
Basin during July 2012
Efficiency through economies of scale
Ability to manage large, technically
complex capital programs
Pad drilling techniques
Simultaneous-operations processes (SIM Ops)
Efficient Integration and
Operations
Significant, strategic gas gathering systems
Jayhawk Gas Plant
Water handling infrastructure

LINN Operational Update
(1) Operational data as of LINN Energy’s Third Quarter 2013 Earnings Press Release, filed  on October 28, 2013.
Granite Wash
8 rigs drilling in the region
12 Hogshooter wells producing in the Mayfield area with gross average IP rates of ~3,800 Boe/d
(~74% liquids)
(1)
Permian Basin
4 rigs drilling vertical Wolfberry wells
Drilled 68 wells YTD 2013 and have reduced costs by ~15%
(1)
Potential for horizontal Wolfcamp and Spraberry
o
Spud 1 non-operated horizontal Wolfcamp well and expect to participate in another 3 during late 2013 or early 2014
o
Expect to spud 1 operated horizontal Wolfcamp well in 2014
Jonah Field
2 rigs drilling in the region; participated in 27 operated and non-operated wells in 2013
(1)
Expect to participate in an additional 19 operated and non-operated wells by year-end 2013, with an additional 24 wells expected to be drilling or awaiting completion at that time
(1)
Hugoton Field
Commenced 1-rig drilling program in Q2’13
~400 potential drilling locations and plan to drill ~80 wells next year
Identified a significant number of locations to sustain program for the next ~5 years
o
2 rigs targeting the Hogshooter interval in the Mayfield area of western Oklahoma
o
6 rigs focused on developing high-return, liquids-rich opportunities in the Texas Panhandle

LINN Berry Pro Forma
Energy
(3)
+ Petroleum = LINN
Q3'13 PF Production (Boe/d) ~17,800 ~8,355 ~26,155
Proved Reserves (MMBoe) 97 63 160
Net Acreage ~104,000 ~60,000 ~164,000
Well Count (Gross) ~1,800 ~325 ~2,125
Significant operational and field
synergies in the Permian Basin
80% liquids
~160 MMBoe proved reserves
Production of >26,000 Boe/d in Q3’13
Currently running 7 combined rigs
(1) Operational and reserve data as of December 31, 2012, pro forma for the East Goldsmith Field acquisition and pending Berry Merger.
(2) Includes LINN’s New Mexico operations.
(3) Pro forma for the East Goldsmith Field acquisition.
Permian Basin
Significant Improvement in Size and Scale
Overview
(1)(2)

Operations Map
Berry Acreage
Wolfberry Trend
LINN Acreage
DELAWARE DELAWARE
BASIN BASIN
CENTRAL CENTRAL
BASIN BASIN
PLATFORM PLATFORM
MIDLAND MIDLAND
BASIN BASIN
Midland
Borden
Winkler
Upton
Permian Basin Operational Overview
NM
Eddy
Lea
Andrews
Ector
Ward
Crane
Pecos
Reagan
Crockett
Schieicher
Irion
Martin
Dawson
Howard
Garza
Stonewall
Shackleford
TX
Hockley
Combined position of >160,000 net
acres adds size and operational
scale

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Yoakum
Terry
Lynn
Garza
Dawson
MIDLAND BASIN
Borden
Scurry
Gaines
Martin
Mitchell
Andrews
Howard
Winkle
Ector
Midland
Glasscock
CENTRAL BASIN PLATFORM
Sterling
Ward
Upton
Reagan
Crane

LINN Berry
Energy Petroleum
Net Acreage ~27,600 ~32,000
Avg. Working Interest 94% -
% Held by Production (HBP) ~100% -

Permian Basin
Horizontal Wolfcamp Potential
(1) Includes only current Wolfcamp operations.
Wolfcamp Operations Map
Overview
Wolfcamp Operational Overview
(1)
LINN Leases
Berry Leases
Currently active in non-operated horizontal
Wolfcamp (Diamondback operated) and
expect to begin operated activity in 2014
LINN’s operational capabilities provide the
greatest opportunity to develop the
combined horizontal Wolfcamp acreage
Larger size and scope enhances combined
value
Experienced technical team
o
Operate ~210 horizontal Granite Wash
Better access to capital
Currently evaluating multiple strategies to
maximize value for its Permian position
Drilling the acreage ourselves
Joint-ventures
Asset-trades for producing assets

Strategic Highlights Robert F. Heinemann Berry Petroleum President and CEO

Expected Benefits to Berry

Berry believes that LINN is offering a compelling value to Berry shareholders
Berry shareholders to receive 1.68 common shares of LinnCo
o
~14% premium to Berry’s closing price on November 1, 2013
o
~24% premium to Berry’s 30-day average on November 1, 2013
o
~45% premium to Berry’s closing price on February 20, 2013 (day prior to announcement)
LINN’s tax attributes and unique structure benefit Berry shareholders
Significant dividend increase
(1)
Represents an increase of ~9x
Berry’s assets fit well in an MLP / yield structure
Meaningful increases to a more diverse set of reserves and production
Significantly increases size and scale with lower cost and greater access to capital
Berry believes that LINN is the most logical buyer; Berry did not receive a topping bid after the initial announcement
(1) Subject to the declaration by the Boards of Directors of LINN Energy and LinnCo.
Berry’s Board and management believe negotiated terms are in the best interest of shareholders.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Permian
25%
CA Diatomite
32%
Uinta
25%
10%
8%
CA New Steam Floods
CA Base

Natural Gas
48
California
128
Uinta
37
63
Permian

Key Statistics
2011 2012 2013E
Production (Boe/d) 35,687 36,402 40,500 – 40,800
• Oil 24,771 27,393 32,400 – 32,600
• Oil Percentage 70% 75% ~80%
• Nat Gas 10,916 ~9,000 -5 to 10%
Total Capital ($MM) $527 $675 ~$600
276 MMBoe Proved Reserves Year End 2012 2013 Capital Distribution
Overview
Berry Petroleum is a Denver-based independent E&P
company focused on developing its oil assets in the:
San Joaquin Basin in California
Uinta Basin in Utah
Permian Basin in Texas
Berry’s strategy is to grow oil production 10% - 15%
per year while generating top quartile operating
margins to increase its Cash Flow per Share at a
double-digit pace
Berry Petroleum Overview

LINN Energy

NASDAQ:LINE • NASDAQ:LNCO

[redacted]

[redacted]

40,000
30,000
20,000
10,000
0
BOE/D
Oil
Gas
66%
66%
70%
75%
80%
2009
2010
2011
2012
2013E

[redacted]

$12
$8
$4
$0
CFPS
$4.75
$6.87
$8.42
$9.06
~$11
2009
2010
2011
2012
2013E

[redacted]

40,000
30,000
20,000
10,000
0
14% CAGR
Permian
Uinta
NSF
Diatomite
S. Midway
2009
2010
2011
2012
2013

Invest only in the development of crude oil
Increase oil production from five assets in three
basins
Improve margin from oil growth and improved
marketing realizations
Balance cash flow and capital investment to
minimize issuing equity
Combine the four parts of the plan to drive cash
flow per share growth
Growth from Assets in Three Oil Basins Cash Flow Per Share
Invest in Consistent Oil Growth
Commentary

Berry’s Business Plan

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

5 Oil Teams: +19%
BOE/D

$75
$60
$45
$30
$15
$0
$/BOE

$50
$40
$30
$20
$10
$0
$/BOE
$30
$36
$45
$49
$49
2009
2010
2011
2012
2013 YTD

Highlights from Last 12 Months Production Growth of 5 Oily Assets (Q3‘12 – Q3’13)
Oil production has grown 20% since Q3’12
with total production growing ~14%
Production mix increased to ~80% oil
Diatomite production increased from 3,500
Boe/d to 5,260 Boe/d and New Steam Floods
grew 71% to 3,300 Boe/d
Berry’s 2013 total margin is ~$49 / Boe

Berry’s 2013 Performance
Top-Tier Operating Margins Q3 2013 Margin Per BOE, BRY vs. Peers
(1)
(1) Peers include: BBG, COG, DNR, FST, KWK, LPI, NFX, ROSE, SD, SFY, SGY, SM, WLL, XEC.
0
10,000
20,000
30,000
40,000
Q3 2012 Q3 2013
Uinta: +36%
Permian: +22%
NSF: +71%
Diatomite: +50%
SMWSS: -3%

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

[redacted]

[redacted]

S. Midway
Ethel D

[redacted]

15,000
12,000
9,000
6,000
3,000
0
Boe/d
Shallow ~1.5% (CAGR) Decline
2009
2010
2011
2012
2013E

[redacted]

Continuous Vertical Steam Injectors
Depletion
Wet Zone

Stable production from legacy assets in the 9
th
largest U.S. field
Produced 12,275 Bo/d in Q3, 92% NRI
Produce heavy crude (13° API) using steam
injection with development focused on deeper pay
zones and continuous injection in flanks
South Midway expected to deliver ~$250 MM of
free cash flow in 2013
Successfully maximizing cash flow and achieving
more shallow decline than 5% - 8% forecast
South Midway Production History
Asset Highlights
South Midway-Sunset Field Map
Continuous Steam Injection at South Midway

South Midway-Sunset

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

[redacted]

[redacted]

McKittrick 21Z
Berry acreage
Chevron acreage
Diatomite

[redacted]

6,000
5,000
4,000
3,000
2,000
1,000
0
MBoe/d
12% CAGR
+285 Bbl/d
+530 Bbl/d
+355 Bbl/d
+260 Bbl/d
+620 Bbl/d
+445 Bbl/d
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Q3 '13

[redacted]

2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Boe/d
33% CAGR
Q1'12
Q2'12
Q3'12
Q4'12
Q1'13
Q2'13
Q3'13

Diatomite has 360 million barrels of oil in place on
540 acres, targeting ~1,000 wells on 5/8 acre spacing
Focusing on consistently growing the completion
count, integrating technology and operations to
deliver production growth
Accelerating conversion to steam flooding from cyclic
steaming at McKittrick 21Z should enhance
performance, drive production growth and value
Strategy is to pursue other smaller developments and
bolt-on opportunities to leverage expertise
Asset Highlights North Midway Assets
Diatomite Quarterly Production
Note: Data provided by seller.  Source: Berry Petroleum.
McKittrick 21Z Quarterly Production
North Midway-Sunset

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

WASATCH
POTENTIAL
LOWER GREEN
RIVER EXTENSION
Lake Canyon
Brundage Canyon
GREEN RIVER
DEVELOPMENT
Ashley Forest
LEGEND
Acreage Acquired in 2012

Boe/d
17% CAGR

Drilling Days

Compiled ~122,000 net acres with ~75 MMBoe of
risked resource since entering basin in 2003
Current production on 40-acre spacing;
historically 60% crude oil and 40% gas
Significant drilling inventory targeting the Green
River and Wasatch reservoirs
Improving margins through railing crude oil to
markets outside of Salt Lake City
Reduced average drilling days from 12 days in
2012 to fewer than 8 days in 2013
Asset Highlights Uinta Resource Development
Drilling Days by Quarter Risked Production Profile

Uinta Assets
0
5,000
10,000
15,000
20,000
2013 2014 2015 2016 2017
0
4
8
12
16
Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13
14
6

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

[redacted]

[redacted]

BOE/D

[redacted]

$ MM

Receiving Value for Heavy Oil Assets Berry Heavy Oil Assets Fit MLP Profile
Observations
Merger Benefits for Berry

Combined size and scale can fully maximize the value of Berry’s assets
Berry’s long-lived reserves with shallow decline are an ideal fit for the Upstream MLP model
Merger is a tax-free event for Berry shareholders with an approximate 9x increase in the dividend
(1)
The pro forma company has greater asset and geographic diversification
LINN’s conservative hedging strategy protects cash flow for 4-6 years
Potential for further upside as LINN provides:
(1) Subject to the declaration by the Boards of Directors of LINN Energy and LinnCo.
0
3,000
6,000
9,000
12,000
15,000
2009 2010 2011 2012 2013E
Shallow 1.5% (CAGR) decline in
production from S. Midway Asset Team
$0
$100
$200
$300
$400
2009 2010 2011 2012 2013E
S. Midway Free Cash Flow
S. Midway Capital
Established acquisition and growth track record
Proven technical teams which are complimentary to Berry’s

Financial Highlights Kolja Rockov LINN Energy Executive Vice President and CFO

First ever acquisition of a public C-Corp. by an upstream LLC or MLP
Transaction value of $4.9 billion, including assumed debt of ~$1.7 billion
Expected to be accretive to cash available for distribution
Accretion expected to increase in subsequent years
All stock consideration and greatly increased size result in significantly improved debt metrics
Transaction provides additional liquidity and financial flexibility
Greater access to capital markets
Increases access to institutional market
Liquidity / float of LNCO increases ~3x
Financial Highlights

Reduces Tax
Reporting
Burdens
Shareholders receive Form 1099 rather than a Schedule K-1
No state income tax filing requirements
No UBTI
(1)
implications
Efficient Tax
Structure
Estimated tax at LinnCo
(2)
estimated to be $0.00, $0.01 and
$0.07 per share for 2013, 2014 and 2015, respectively
Simple & Fair
Structure
1 LinnCo share = 1 vote of LINN unit
Similar economic interest
Expands Investor
Base and Access
to Capital
Institutions
Tax-exempt organizations
Incremental retail investors (including IRA accounts)
Tax-Efficient Way
to Acquire E&P
C-Corps.
Both private and public
(1) Unrelated business taxable income.
(2) Includes pending Berry merger and assumes current strip prices and estimated capital spending.
LinnCo Structure
Advantages

LLC
Units
LinnCo
Common
Shares
Current distribution
of $2.90 / unit
(1)
Schedule K-1 (partnership)
Current dividend
of $2.90 / share
(2)
Form 1099 (C-Corp.)
LLC
Units
Investors now have the ability to own LINN Energy two ways:
LINE (Partnership for tax purposes / K-1)
LNCO (C-Corp. for tax purposes / 1099)
Tax liability to LinnCo on LINN
Energy’s distribution estimated to
be $0.00, $0.01 and $0.07 per
share for 2013, 2014 and 2015,
respectively (3)
$2.90
Distribution
$2.90
Distribution
$2.90
Dividend
(1) Represents the current annualized cash distribution of $2.90 per unit.
(2) Represents the current annualized cash dividend of $2.90 per share.
(3) Includes pending Berry merger and assumes current strip prices and estimated capital spending.
LinnCo Structure
Overview
LINE
LNCO
LINE
Unitholders
LNCO
Shareholders
LINN Energy, LLC

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Volumes (MMcf/d)
550
500
450
400
350
300
250
200
150
100
50
-
2013 (1)
2014
2015
2016
2017
2018
$5.31
$5.42
46%
$5.22
$5.14
$5.00
41%
$5.25
$5.12
$5.00
34%
$5.19
$4.48
$5.00
35%
$4.20
$4.48
$4.88
36%
$4.26
$5.00

Volumes (Bbls/d)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2013 (1)
2014
2015
2016
2017
$95.57
$97.86
21%
$94.97
$92.52
$91.30
25%
$92.92
$94.81
$90.00
23%
$96.23
$90.44
$90.00
22%
$90.56
$89.10
$90.00
7%
$89.02

Natural Gas Positions
Percent Puts (3) Swaps Puts (2)

Oil Positions
Percent Puts (3) Swaps (4) Puts
Significant Hedge Position
(Graphs Do Not Include Pending Berry Transaction)
LINN is hedged ~100% on expected natural gas production through 2017;
~100% on expected oil production through 2016
LINN partnered with Berry to hedge a portion of the production from the transaction before closing
As a result, Berry is significantly hedged for 2014 (~90% hedged) on expected oil production
Note:  Except as otherwise indicated, illustrations represent full-year hedge positions as of September 30, 2013.
(1)
Represents the period October-December 2013.
(2)
Excludes natural gas puts used to indirectly hedge NGL revenues.
(3)
Calculated as percentage of hedged volume in the form of puts.
(4) Includes certain outstanding fixed price oil swaps of approximately 5,384 MBbls which may be extended annually at prices of $100.00 per Bbl for each of the years ending December 31, 2017, and December 31, 2018, and $90.00 per Bbl for the year ending December 31, 2019, if the counterparties determine that the strike prices are in-the-money on a designated date in each respective preceding year.  The extension for each year is exercisable without respect to the other years.

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Expected Production Hedged

C-Corp. Peers
% Hedged
(1)
Note:  LINN’s hedge percentages based on internal estimates. Excludes NGL production and natural gas puts used to hedge NGL revenues associated with BP Hugoton acquisition.
Source: Production estimates based on Bloomberg consensus, and hedge information based on publicly available sources.
(1) Represents simple average and peer group includes:  CLR, FST, XEC, KWK, NFX, PXD, PXP, RRC, SWN and WLL.
(2) Represents simple average and peer group includes:  BBEP, EVEP, LGCY, LRE, MEMP, MCEP, PSE, QRE and VNR.
LINN’s cash flow is notably more protected from oil and natural gas price uncertainty than its C-Corp. and Upstream MLP / LLC peers
Significant Hedge Position (Equivalent Basis)
(Does Not Include Pending Berry Transaction)
% Swaps % Puts

Upstream MLP / LLC
Peers % Hedged
(2)
63%
65%
70% 69%
54%
37%
35%
30%
31%
25%
100% 100% 100% 100%
79%
47%
20%
4%
1%
1%
71%
49%
29%
16%
9%
0%
20%
40%
60%
80%
100%
2013 2014 2015 2016 2017

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Cont. Growth (15%)
Growth (58%)
Oil and NGLs ($/Bbl)
Natural Gas ($/MMBtu)

2006 2007 2008
2009
2010
2011 2012
2013
LINN’s Distribution Stability
and Growth

Distribution History
(2)
Stability During Credit Crisis
LINN has performed well through all kinds of commodity price cycles
Distribution stability maintained throughout the Credit Crisis (i.e. 2008 – 2009)
16 out of 74 MLPs (23%) were forced to reduce or suspend distributions
(1)
WTI Crude Oil Henry Hub Natural Gas Quarterly Distributions
Source for commodity prices: Bloomberg.
(1) Source: Wells Fargo Securities, LLC research note entitled “MLP Primer - - Fourth Edition” published on November 19, 2010.
(2) The Q1 2006 distribution, adjusted for the partial period from the Company's closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit.
NGLs (Mont Belvieu)
$0.40 $0.40
$0.43
$0.52 $0.52
$0.57 $0.57
$0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63 $0.63
$0.66 $0.66 $0.66
$0.69 $0.69 $0.69
$0.73 $0.73 $0.73 $0.73 $0.73
$0.73 $0.73 $0.73
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
$0
$2
$4
$6
$8
$10
$12
$14
$16
$18
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180

$20.20
0.40
0.43
0.52
0.52
0.57
0.57
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.63
0.66
0.66
0.66
0.69
0.69
0.69
0.73
0.73
0.73
0.73
0.73
0.73
0.73
0.73
$0.40
$0.80
$1.23
$1.75
$2.27
$2.84
$3.41
$4.04
$4.67
$5.30
$5.93
$6.56
$7.19
$7.82
$8.45
$9.08
$9.71
$10.34
$11.00
$11.66
$12.32
$13.01
$13.70
$14.39
$15.12
$15.84
$16.57
$17.29
$18.02
$18.74
$19.47
$-
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Distribution History
Distribution History

Quarterly Distribution Cumulative Distribution
Consistently paid distribution for 32 quarters
81% increase in quarterly distribution since January 2006 IPO
(1)
(1) The Q1 2006 distribution, adjusted for the partial period from the Company's closing of the IPO on January 19, 2006 through March 31, 2006, equates to $0.32 per unit.
(2) Includes December’s distribution / dividend to be paid December 17, 2013 (LINE) and December 18, 2013 (LNCO), respectively.
2006 2007 2008 2009 2010 2011
(1)
2012 2013
(2)

Note: Market data as of November 29, 2013 (LINE and BRY closing price of $30.42 and $50.32, respectively). Source: Bloomberg.
LINN Total Return and Unit Price Appreciation (LINE IPO – Present of ~190%)
LINN Historical Return

(125%)
2006 2007 2008 2009 2010 2011 2012 2013
(75%)
(25%)
25%
75%
125%
175%
225%
275%
~66%
~67%
~64%
~207%
~190%
LINE Total Return (TR) BRY Total Return (TR) Alerian MLP TR Index S&P Mid-Cap E&P TR Index S&P 500 TR Index

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Enterprise Value ($B)

Vanguard
Breitburn
EV Energy
Legacy
QR Energy
Atlas Resource
Pioneer
Memorial
LRR Energy
Mid-Con Energy
$14.2 Billion
$0.0
$5.0
$10.0
$15.0
$20.0
LINN Energy All Others
(11 MLPs)

Current Landscape for E&P MLPs
LINN has a significant size advantage in
the E&P MLP / LLC market
E&P market presents significantly more
acquisition opportunities than rest of MLP
market
E&P sector has room to grow; $40 billion
versus $739 billion for all other sectors
LINE vs. Other Upstream MLPs MLP / LLC Total EV: $779 Billion
Note: Market data as of November 29, 2013 (LINE and LNCO closing price of $30.42 and $31.18, respectively). Source: Bloomberg and FactSet.
(1) Pro forma for pending Berry transaction, which remains subject to closing conditions, including shareholder and unitholder approvals.
LINN (PF Berry)
(1)
$19.1 Billion
$21.3 Billion
$40
Billion
$739
Billion
E&P MLP /
LLC
5%
All Others
95%
Greater access to capital markets
Ability to complete larger transactions

(1) Does not include pending Berry transaction due to the fractional impact to the Company's quarterly guidance as a result of the potential December 16, 2013 closing.
(2) Percentage growth estimate calculated by removing production volumes associated with the Panther assets.
(3) Excess (shortfall) of net cash provided by (used in) operating activities after distributions to unitholders and discretionary adjustments considered by the Board of Directors.
Updated Q4 2013 Guidance (1)
LINN reiterates Q4 estimated production guidance of ~840 - 860 MMcfe/d
2013E organic production growth of 8 - 10% remains on-track (in spite of severe winter weather in the Permian and Mid-Continent regions)
(2)
LINN’s updated Q4 “excess of net cash
(3)
” is expected to be ~5 - 10% above the
Company’s current distribution amount compared to previous guidance of 0%
(1)
Production on-track
NGL prices continue to increase
Continuing to realize lower operating expenses
Berry’s 2013 estimated production is expected to be ~40,800 Boe/d, representing the high end of its previously updated guidance
Q4 production expected to be ~44,000 Boe/d
Improving LINN’s distribution stability
Generated excess of net cash
(3)
in Q3 (~1% above the distribution amount)
Expect to generate excess of net cash
(3)
in Q4 (~5 - 10% above the Company’s
distribution amount)
(1)
Pending Berry merger expected to be accretive to cash available for distribution

Combined company will be one of the largest independent oil and natural gas companies in North America
Combined company has a geographically diverse, long lived asset base with strong and stable cash flow
Potential for production optimization and cost savings
Substantial size can be a benefit in the MLP market
Accretive to LINN’s cash available for distribution
Berry shareholders have the opportunity to participate in future upside
LINN and LinnCo are currently trading at historically high yields (~10% & ~9% for
LINN & LinnCo, respectively)
Summary

Pro forma production of ~180,000 Boe/d
Proved reserves of approximately >1.1 billion Boe (54 percent liquids)
LINN targets hedging ~100% of expected production for 4 - 6 years
Identified ~$20 million of synergies in G&A
Greater access to capital markets
Ability to complete larger transactions
Accretion expected to increase in subsequent years
Proven acquisition track record
Potential to revert to historically lower yields

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

LINN Energy's mission is to **acquire, develop and maximize cash flow** from a growing portfolio of long-life oil and natural gas assets.

a different kind of oil & natural gas company

Berry Bonds and Revolver Post-Closing
Berry Bonds
Transaction triggers Change of Control and investor option to put bonds at 101% of par;
LINN plans to make a Change of Control offer pursuant to the indenture
If bonds are put, LINN has sufficient liquidity to redeem any tendered Berry bonds
~$2.7 billion of pro forma capacity
~$1.1 billion of Berry bonds outstanding
Berry will be an unrestricted LINN subsidiary with ~$435 million of initial restricted payments capacity
Berry bond coupons and maturities fit well within existing LINN bond complex
Berry Revolver
LINN has received lender commitments for the following:
Maintain Berry’s existing $1.2 billion revolver post-closing ($1.4 billion borrowing base)
Conform material terms and covenants of the Berry revolver to match LINN revolver
At closing, Berry revolver will be fully drawn with proceeds available to LINN
LINN intends to use any cash distributed from Berry, up to the initial restricted payments capacity of
~$435 million, to reduce borrowings under its own revolver
Excess cash of ~$100 million would remain on Berry’s balance sheet to fund capex or to be distributed to LINN in the future if Berry generates additional restricted payments capacity
Significantly enhances LINN’s liquidity and positions balance sheet for future growth

Capital Structure (9/30/13)
(1) Pro forma for the financing of LINN’s $525 million East Goldsmith Field acquisition, which closed on October 31.
(2) Berry’s initial restricted payments capacity allows up to ~$435 million to be distributed to LINN.  At closing, Berry’s revolver will be fully drawn.  LINN intends to use any cash distributed from Berry, up to the initial restricted payments capacity of ~$435 million, to reduce borrowings under its own revolver.  Excess cash would remain on Berry’s balance sheet to fund capex or to be distributed to LINN in the future if Berry generates additional restricted payments capacity.
(3) LINN and Berry had outstanding letters of credit of ~$5 million and ~$27 million, respectively, at September 30, 2013, which reduce availability under the separate credit facilities.
($ in millions)
LINN
Pro Forma Capital Structure at 9/30/13
Summary Balance Sheet Before Merger
(1)
Adjustments
(2)
After Merger
Cash and cash equivalents $27 $ --- $27
Credit facility
(1)
$1,730 $(435) $1,295
Term loan due 2018
(1)
500 --- 500
Senior notes:
6.50% Senior notes due 2019 750 --- 750
6.25% Senior notes due 2019 1,800 --- 1,800
8.625% Senior notes due 2020 1,300 --- 1,300
7.75% Senior notes due 2021 1,000 --- 1,000
4,850 --- 4,850
Total debt $7,080 $(435) $6,645
Availability
Credit facility note amount $4,000 $ --- $4,000
Less:  outstanding borrowings + LCs
(3)
(1,735) 435 (1,300)
Undrawn capacity $2,265 $435 $2,700
Berry
Pro Forma Capital Structure at 9/30/13
Summary Balance Sheet Before Merger Adjustments
(2)
After Merger
Cash and cash equivalents $24 $102 $126
Credit facility $636 $537 $1,173
Senior notes:
10.25% Senior notes due 2014 205 --- 205
6.75% Senior notes due 2020 300 --- 300
6.375% Senior notes due 2022 600 --- 600
1,105 --- 1,105
Total debt $1,741 $537 $2,278
Availability
Credit facility note amount $1,200 $ --- $1,200
Less:  outstanding borrowings + LCs
(3)
(663) (537) (1,200)
Undrawn capacity $537 $(537) $ ---

LINN Energy
NASDAQ:LINE • NASDAQ:LNCO

Enterprise Value ($B)
$53
$70
$92
$144
$193
$169
$243
$330
$463
$635
$779
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013TD

Appendix
Substantial Institutional Yield Market

LinnCo structure allows LINN to access the much larger institutional market
MLP sector has grown tremendously but still remains primarily retail
Note: Market data as of November 29, 2013.  Source for MLP Enterprise Value chart: R.W. Baird Equity Research and FactSet. Source for Income Mutual Funds chart: Morningstar.
Source for table:  Wells Fargo Securities, LLC.
MLP Sector’s Enterprise Value Growth Top-10 Equity Income Mutual Funds
Average MLP Average MLP
Time Period Follow-Ons ($MM) Issuances / Year
2003 - 2009 $150.9 42
2010 - 2013TD $251.8 60
% Increase 67% 43%
The Alerian MLP Index
yields ~5.9%
The top-10 equity income mutual funds have an
aggregate of ~$348 billion of assets and an average
portfolio yield of ~1.6%.
American Funds
Washington
$68B
Dodge & Cox
Stock
$52B
Vanguard
Windsor Funds
$46B
American
Funds
American
Mutual
$31B
Blackrock Equity
Dividend
$31B
T. Rowe Price
Equity Income
$31B
MFS Value
$29B
Vanguard
Value Index
$27B
T. Rowe Price
Value
$17B
Mutual
Shares
$16B
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo and LINN have filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective on November 14, 2013, a registration statement on Form S-4 (Registration No. 333-187484) that includes a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LINN and LinnCo. LinnCo and LINN filed a definitive proxy statement/prospectus with the SEC on November 14, 2013. LinnCo and LINN also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents filed by LinnCo, LINN and Berry with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contacting Berry’s Investor Relations department at (866) 472-8279 or via e-mail at ir@bry.com.

Participants in the Solicitation

LinnCo, LINN and Berry and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LinnCo and LINN’s directors and executive officers is available in the Registration Statement on Form S-4 relating to the merger. Information about Berry’s directors and executive officers is available in Berry’s Form 10-K/A for the year ended December 31, 2012, dated April 30, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements, which are all statements other than statements of historical facts. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated. Important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this press release are made only as of the date hereof. None of LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.